UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 01)*

Flagstone Reinsurance Holdings, S.A.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

G3529T105

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3529T105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

5657818

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

5657818

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5657818

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
FOOTNOTES

CUSIP No.	G3529T105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NB Alternatives Advisers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER

5657818

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER

5657818

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5657818

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
FOOTNOTES

CUSIP No.	G3529T105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NB Co-Investment Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER

4705737

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER

4705737

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4705737

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
FOOTNOTES

CUSIP No.	G3529T105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NB Co-Investment Associates LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER

4827818

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER

4827818

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4827818

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
FOOTNOTES

Item 1.

(a)	Name of Issuer
Flagstone Reinsurance Holdings, S.A.

(b)	Address of Issuer’s Principal Executive Offices
37, Val St. Andre L-1128, Luxembourg

Item 2.

(a)	Name of Person Filing

This statement is filed by: (i) Neuberger Berman Group LLC ("NBG") with respect to shares of Common Stock, Par Value $0.01 Per Share (the “Shares”) of the Issuer beneficially owned by NB Co-Investment Partners LP (“NB Partners”) and certain affiliated investment funds of NBG, (ii) NB Alternatives Advisers LLC (“NB Alternatives”) with respect to Shares owned by NB Partners and certain affiliated investment funds of NBG, (iii) NB Partners with respect to Shares owned by it, and (iv) NB Co-Investment Associates LP (“NB Associates”) with respect to Shares owned by NB Partners.

NBG, NB Alternatives, NB Partners and NB Associates have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Business Office or, if none, Residence
605 Third Avenue New York, NY 10158

(c)	Citizenship
Each of NBG and NB Alternatives is a Delaware limited liability company. Each of NB Partners and NB Associates is a Delaware limited partnership.

(d)	Title of Class of Securities
Common Stock, Par Value $0.01 Per Share

(e)	CUSIP Number
G3529T105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☒	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 5,657,818

(b)	Percent of class: 7.3

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,657,818

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,657,818

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NBG, NB Alternatives and NB Associates own directly no Shares. Pursuant to investment management agreements, NB Alternatives maintains investment and voting power with respect to the securities held by NB Partners and certain affiliated investment funds. NB Associates is the general partner of NB Partners and may be deemed to have beneficial ownership of the securities held by NB Partners. NBG controls each of NB Alternatives and NB Associates. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of NBG and NB Alternatives may be deemed to beneficially own 5,657,818 Shares (constituting approximately 7.3 % of the Shares outstanding). Each of NBG and NB Alternatives disclaims beneficial ownership of any of the securities covered by this statement.

The percentages used herein are calculated based upon the 76,588,153 Shares issued and outstanding as of November 2, 2010, as reported on the Issuer's quarterly report filed on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the quarter ended September 30, 2010.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

Date: February 14, 2011	By:	/s/ Brad E. Cetron
Name: Brad E. Cetron
Title: Deputy General Counsel

NB Alternatives Advisers LP

Date: February 14, 2011	By:	/s/ Christiain Neira
Name: Christiain Neira
Title: Senior Vice President

NB Co-Investment Partners LP

Date: February 14, 2011	By:	/s/ Christian Neira
Name: Christian Neira
Title: Senior Vice President

NB Co-Investment Associates LP

Date: February 14, 2011	By:	/s/ Christian Neira
Name: Christian Neira
Title: Senior Vice President

Footnotes:
Exhibit 99.1
JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: February 14, 2011

Neuberger Berman Group LLC

By: /s/ Brad E. Cetron
Name: Brad E. Cetron
Title: Deputy General Counsel

NB Alternatives Advisers LLC

By: /s/ Christian Neira
Name: Christian Neira
Title: Senior Vice President

NB Co-Investment Partners LP

By: /s/ Christian Neira
Name: Christian Neira
Title: Senior Vice President

NB Co-Investment Associates LP

By: /s/ Christian Neira
Name: Christian Neira
Title: Senior Vice President

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)